FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q2 RESULTS
Q2 Net Income $414,000 or $0.14 per share ($0.13 fully diluted)
Q2 EBITDAS $739,000 or $0.25 per share ($0.23 fully diluted)

Vancouver, Canada, October 3, 2014, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its second quarter of fiscal 2014, which ended August 31, 2014. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q2 2014 net income was $414,000 or $0.14 per share ($0.13 fully diluted) versus net income of $434,000 or $0.15 per share in the same quarter of fiscal 2013. YTD net income was $593,000 or $0.20 per share ($0.18 fully diluted), versus $1,123,000 or $0.38 per share in the first half of last year.

Q2 2014 net income before stock based compensation (SBC) was $420,000 or $0.14 per share ($0.13 fully diluted) versus $470,000 or $0.16 per share in the same quarter last year. YTD net income before SBC was $607,000 or $0.20 per share ($0.18 fully diluted), compared to $1,199,000 or $0.41 per share a year ago.

Q2 2014 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $739,000 or $0.25 per share ($0.23 fully diluted), versus $848,000 or $0.28 per share during the same period last year. YTD EBITDAS was $1,171,000 or 0.39 per share ($0.36 fully diluted) versus $2,021,000 or $0.69 per share in the first half of last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net Income	$414,000	$434,000	$593,000	$1,123,000
Add Back SBC	6,000	36,000	14,000	76,000
Net income before SBC	$420,000	$470,000	$607,000	$1,199,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net Income	$0.14	$0.15	$0.20	$0.38
Add Back SBC	-	0.01	-	0.03
Net income before SBC - Basic	$0.14	$0.16	$0.20	$0.41

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net Income	$414,000	$434,000	$593,000	$1,123,000
Add Back:
Interest, net	(5,000)	3,000	(7,000)	6,000
Depreciation and amortization	178,000	188,000	355,000	370,000
Non-cash stock based compensation	6,000	36,000	14,000	76,000
Non-cash income tax expense	146,000	187,000	216,000	446,000
Total Add Backs	325,000	414,000	578,000	898,000
EBITDAS	$739,000	$848,000	$1,171,000	$2,021,000

EBITDAS per share reconciles to earnings per share as follows:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net Income	$0.14	$0.15	$0.20	$0.38
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.12	0.13
Non-cash stock based compensation	-	0.01	-	0.03
Non-cash income tax expense	0.05	0.06	0.07	0.15
Total Add Backs	0.11	0.13	0.19	0.31
EBITDAS	$0.25	$0.28	$0.39	$0.69

Gross profit margin for the quarter was 45.3%, down from 48.4% in the same quarter last year.

Gross revenue for Q2 2014 was $4,191,000, versus $4,257,000 in the comparative period of last year.

Discounts, rebates and slotting fees were $138,000 in Q2 2014, a decrease of $58,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and co-packing services. SG&A expenses were $1,111,000 in Q2 of fiscal 2014, versus $1,066,000 in Q2 of the previous year.

As at August 31, 2014 the Company had cash on hand of approximately $1,907,000.

During Q2 2014 the Company repurchased an additional 10,985 shares of its common stock at an average price, before offering costs, of USD$3.95 per share, pursuant to its share repurchase program. As at August 31, 2014 the Company had outstanding 2,929,965 common shares.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy branded beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands™.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2014 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013

Gross Revenue	$4,190,598	$4,257,303	$8,094,509	$9,380,666
Less: Discount, rebates and slotting fees	(137,980)	(195,823)	(266,791)	(402,305)
Net Revenue	4,052,618	4,061,480	7,827,718	8,978,361

Cost of sales	2,218,591	2,095,976	4,332,247	4,704,117
Operations, selling, general & administration expenses	1,110,561	1,066,446	2,342,577	2,214,638
Depreciation of property, plant and equipment	178,292	187,720	354,884	369,415
Interest	387	2,627	1,347	5,867
Foreign exchange gain (loss)	309	1,761	(1,999)	2,009
Interest income	(5,011)	-	(8,538)	-
Change in fair value of derivative liability (Note 6)	(19,195)	84,774	(10,203)	112,221
Loss on disposal of assets	9,027	476	9,109	808
	3,492,961	3,439,780	7,019,424	7,409,075
Net income before taxes	559,657	621,700	808,294	1,569,286

Income tax expense	145,680	187,209	215,630	446,061

Net and comprehensive income	$413,977	$434,491	$592,664	$1,123,225

Earnings per share
Basic income per share	$0.14	$0.15	$0.20	$0.38
Weighted average number of shares outstanding – basic	2,923,854	2,940,467	2,918,407	2,935,345

Fully diluted income per share	$0.13	$0.13	$0.18	$0.35
Weighted average number of shares outstanding – diluted	3,225,346	3,284,073	3,211,150	3,238,999